The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

2008 MAR 17 A 8:35

12 March 2008 File No. 82-5162

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

08001305

SUPPL

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Holdings in Company
2. Holdings in Company
3. Director/PDMR Shareholding
4. Holdings in Company
5. Director/PDMR Shareholding

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Lucie Collins
Group Reporting Accountant
Direct Line 01932 264149
luciecollins@michaelpage.com

3/18

Regulatory Announcement

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Free annual report

Michael Page INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:54 06-Mar-08
Number	5636P

2008 MAR 17 A 8:35

RNS Number:5636P
Michael Page International PLC
06 March 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

MICHAEL PAGE INTERNATIONAL PLC

2. Reason for the notification (yes/no)

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

1. Lone Pine Capital LLC.
2. Stephen F. Mandel Jr.

4. Full name of shareholder(s) (if different from 3.):

Morgan Stanley & Co.

5. Date of the transaction and date on which the threshold is crossed or reached if different):

04 March 2008

6. Date on which issuer notified:

6 March 2008

7. Threshold(s) that is/are crossed or reached:

4% and 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0030232317	3.26%	3.26%

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting	
		Direct	Indirect	Direct	In
GB0030232317	16,230,728		16,230,728		5.

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
16,230,728	5.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Lone Pine Capital LLC is the investment manager to several funds which indirectly hold shares in the issuer. Stephen F. Mandel Jr. is the Managing Member of Lone Pine Capital LLC and in such capacity is able to direct its operations.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

Jeffrey Wechselblatt
Lone Pine Capital LLC
Two Greenwich Plaza
Greenwich, Connecticut 06830
USA

15. Contact telephone number:

+1 203 618 7826

This information is provided by RNS
The company news service from the London Stock Exchange

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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	14:55 10-Mar-08
Number	7513P

RNS Number:7513P
Michael Page International PLC
10 March 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Michael Page International plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

Capital Research and Management Company

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction and date on which the threshold is crossed or reached if different):

6 March 2008

6. Date on which issuer notified:

7 March 2008

7. Threshold(s) that is/are crossed or reached:

11%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
Ordinary Shares	35,278,971	35,278,971

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rig	
	Direct	Direct	Indirect	Direct	Indir
Ordinary Shares	36,819,436		36,819,436		11.3

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
n/a				

Total (A+B)

Number of voting rights	% of voting rights
36,819,436	11.3848%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

15. Contact telephone number:

As of 6 March 2008

Michael Page International plc

	Number of Shares	Percent of Outstanding
Capital Research and Management Company ("CRMC") holdings	36,819,436	11.385%

Holdings by CRMC:

•Capital Research and Management Company	36,819,436	11.385%
•New Perspective Fund		

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Director/PDMR Shareholding
Released	17:56 10-Mar-08
Number	7856P

RNS Number:7856P
Michael Page International PLC
10 March 2008

Michael Page International plc 10 March 2008

Notification of Director's Interests in Shares

Transfer of beneficial interest in Michael Page International plc ordinary shares

On 6 March 2008, Halifax EES Trustees International Limited, as the trustee of the Michael Page Employees' Benefit Trust ("the Trustee"), transferred for nil cost, as deferred share awards/options and performance share awards/options, the beneficial interest in ordinary shares of 1p each ("Ordinary Shares") in Michael Page International plc ("the Company") to the Executive Directors and persons discharging managerial responsibilities ("PDMRs") of the Company, as set out in the tables below, subject to the rules of the Incentive Share Plan and the Annual Bonus Plan.

Executive Director / PDMR	Annual Bonus Plan - Deferred Shares	Incentive Share Plan - Deferred Shares	Inc Per
S Ingham (1)	411,694	215,122	
S Puckett (1)	324,360	215,122	
A de Bretteville (2)	-	116,958	
A Wayland (2)	-	11,695	

(1) Executive Director
(2) PDMR

Executive Director / PDMR	Annual Bonus Plan - Deferred Options (nil cost)	Incentive Share Plan - Deferred Options (nil cost)	Ince Perf (nil
C-H Dumon (1)	324,360	215,122	
C Duchatellier (2)	-	116,958	

(1) Executive Director
(2) PDMR

In addition, on 6 March 2008, the Company granted for nil cost, deferred share options and performance share options over Ordinary Shares to the PDMR of the Company, as set out in the table below, subject to the rules of the Incentive Share Plan.

PDMR	Incentive Share Plan - Deferred Options (nil cost)	Incentive Share Plan - Performance Options (nil cost)
G James	93,566	46,784

Following the above transactions, the Executive Directors' and PDMRs' total

holdings in the Company are shown below.

Executive Directors

Number of Shares / Options	S Ingham	S Puckett	C-H Dumon
Shares	1,170,000	373,526	1,202,997
% of share capital	(0.36%)	(0.11%)	(0.37%)
ESOS options	143,471	143,471	190,209
Incentive Share Plan (restricted shares)	652,183	652,183	-
Incentive Share Plan (nil cost options)	-	-	652,183
Annual Bonus Plan (restricted shares)	666,510	556,546	-
Annual Bonus Plan (nil cost options)	-	-	554,344

PDMRs

Number of Shares / Options	A de Bretteville	C Duchatellier	G Jam
Shares	11,428	35,000	357,1
% share capital	(0.00%)	(0.01%)	(0.1
ESOS options	44,184	44,184	64,7
Incentive Share Plan (restricted shares)	322,164	-	80,5
Incentive Share Plan (nil cost options)	-	320,449	209,2
Annual Bonus Plan (restricted shares)	-	-	
Annual Bonus Plan (nil cost options)	-	-	

This announcement is made in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Michael Page International plc
Kelvin Stagg, Company Secretary 01932 264141

Financial Dynamics
Richard Mountain 02072 697291

END

Regulatory Announcement

Go to market news section

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:30 11-Mar-08
Number	8749P

Free annual report

Michael Page INTERNATIONAL

RNS Number:8749P
Michael Page International PLC
11 March 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

MICHAEL PAGE INTERNATIONAL PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

CAPITAL RESEARCH AND MANAGEMENT COMPANY

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction and date on which the threshold is crossed or reached if different):

7 MARCH 2008

6. Date on which issuer notified:

10 MARCH 2008

7. Threshold(s) that is/are crossed or reached:

12%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
ORDINARY GB0030232317	36,819,436	36,819,436

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rig	
	Indirect	Direct	Indirect	Direct	Ind
	41,521,645		41,521,645		12.

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
41,521,645	12.8388%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

15. Contact telephone number:

Michael Page International plc

	Number of of Shares	Percent of Outstanding
Capital Research and Management Company ('CRMC') holdings	41,521,645	12.839%
Holdings by CRMC:		
• Capital Research and Management Company	41,521,645	12.839%
• SMALLCAP World Fund, Inc.		
• New Perspective Fund		

Schedule A

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Director/PDMR Shareholding
Released	17:43 11-Mar-08
Number	8808P

RNS Number:8808P
Michael Page International PLC
11 March 2008

Michael Page International plc

11 March 2008

Notification of Director's Interests in Shares

Release of shares under the Michael Page Annual Bonus Plan

On 10 March 2008, Halifax EES Trustees International Limited, the trustee of the : ("EBT") transferred the legal title of the number of Michael Page International p ("Shares") set out in the table below, to the Executive Directors of Michael Page for nil cost, as a result of the vesting of their allocations under the Annual Bo the EBT arranged for the sale of sufficient of such Shares on behalf of the Execu Share on 10 March 2008 in order to reimburse the Company for their personal tax a: together with such number of additional Shares that each Executive Director has n· like to sell.

The number of Shares sold and transferred is set out below.

Executive Director	Total no of Shares transferred on 10 March 2008	Shares sol· transferred on 10 March 2008
S Ingham	136,645	56,109
S Puckett	125,573	51,562

Release of Shares under the Michael Page Incentive Share Plan

In addition, on 10 March 2008, the trustee of the EBT transferred the legal title the table below, to the Executive Directors and persons discharging managerial re Company, for nil cost, as a result of the vesting of their allocations under the trustee of the EBT arranged for the sale of sufficient of such Shares on behalf o 277.0 pence per Share on 10 March 2008 in order to reimburse the Company for thei liabilities arising together with such number of additional Shares that each Exec to the trustee that he would like to sell.

The number of Shares sold and transferred is set out below.

Executive Director / PDMR Total no of Shares transferred on 10 March 2008 Sha

S Ingham (1)	92,746
S Puckett (1)	92,746
G James (2)	41,451

(1) Executive Director
(2) PDMR

Following the above transactions, the Executive Directors' and PDMRs' total holdi

Executive Directors

Number of Shares / Options	S Ingham	S Puckett
Shares	1,305,199	502,200
% of share capital	(0.40%)	(0.15%)
ESOS options	143,471	143,471
Incentive Share Plan (restricted shares)	559,437	559,437
Annual Bonus Plan (restricted shares)	529,865	430,973

PDMRs

Number of Shares / Options	G James
Shares	391,031
% of share capital	(0.12%)
ESOS options	64,770
Incentive Share Plan (restricted shares)	39,120
Incentive Share Plan (nil cost options)	209,241

This announcement is made in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b

Michael Page International plc
Kelvin Stagg, Company Secretary 01932 264141

Financial Dynamics
Richard Mountain 020 7269 7291

END

END